Exhibit 12

JEFFERIES GROUP, INC.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Dollar amounts in thousands)

	Nine Months ended August 31, 2012		Twelve months ended November 30, 2011		Eleven months ended November 30, 2010		Twelve months ended December 31,
							2009		2008		2007
Fixed charges:
Interest expense on long-term indebtedness	$219,505		$280,046		$194,851		$142,846		$117,227		$119,858
Interest portion of rent expense	11,877		14,774		12,061		14,193		14,595		15,365

Total Fixed charges	$231,382		$294,820		$206,912		$157,039		$131,822		$135,223

Convertible Preferred Stock Dividends	$3,047		$4,063		$3,724		$4,063		$4,063		$4,063

Earnings:
Earnings before income taxes	$377,820		$419,334		$396,671		$507,747		$(888,160)		$241,114
Total fixed charges	231,382		294,820		206,912		157,039		131,822		135,223

Total earnings before income taxes and fixed charges	$609,202		$714,154		$603,583		$664,786		$(756,338)		$376,337

Ratio of Earnings to Fixed Charges(1)	2.6	x	2.4	x	2.9	x	4.2	x	—	(2)	2.8	x

Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends(3)	2.6	x	2.4	x	2.9	x	4.1	x	—	(2)	2.7	x

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $756.3 million.

(3)	The ratio of earnings to combined fixed charges and preferred dividends is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)